

MEMBERS® **HORIZON**

Variable Annuity Contract Profile
Series B

The MEMBERS® **HORIZON** variable annuity lets you diversify for higher growth potential and set a personal loss limit for a portion of your money—all in one place.[1] The **Series B** is tax-deferred and offers a lower contract fee in exchange for limited access to early withdrawals.

Issue Limits

Minimum initial payment: $5,000
Minimum additional payment: $50
Maximum cumulative payments (without prior approval): $999,999
Issue ages: 21-85 for owner and annuitant
Plan types: Traditional IRA, Roth IRA, SEP IRA, beneficiary IRA, non-qualified, non-qualified beneficiary "stretch"

Investment Options

Make four investment allocation decisions to customize your portfolio:
Contract: Decide how much to allocate to contract's variable side (where dollars are fully exposed to market gains and losses) vs. risk control side (where you receive index-linked performance and set a personal limit on loss).
Variable: Choose from 46 fund options from 17 highly recognized investment managers, all carefully chosen as specialists in specific asset classes and investment styles.
Index: Determine how much to link to performance of **S&P 500** and **MSCI EAFE**.
Risk control: For each index, set upside cap and downside floor by blending your allocation to **Secure Account**, offering declared rate cap and 0% floor, and **Growth Account**, offering higher declared rate cap and -10% floor.

Express Portfolios

Or choose from six ready-made portfolios matched to different risk attitudes and investment styles.

Conservative | Active + Passive	**Moderate | Active + Passive**	**Aggressive | Active + Passive**
Conservative | Passive Only	**Moderate | Passive Only**	**Aggressive | Passive Only**

Rate Caps

Declared rate caps: Declared and guaranteed annually on risk control account anniversary.
Minimum rate cap: 1.00%; although rate caps can be adjusted, we strive to maintain same caps throughout 5-year risk control account period.
Bailout rate: Set for each risk control account; if declared cap is below bailout rate, may transfer value from that risk control account to the variable subaccounts. You'll have 30 days after your risk control account anniversary to make this transfer.

Fee and Charges

Contract fee: 1.50% per year, assessed as part of daily value calculation.
Fund fees: Investment management fees vary by variable subaccount, assessed as part of daily value calculation on dollars in each subaccount. See prospectus for details.
Surrender charges:

Year of purchase payment	1	2	3	4	5	6+
Surrender charge	9%	9%	8%	7%	6%	0%

Withdrawals

Annual withdrawal amount: 10% of total purchase payments, available to withdraw without surrender charges.
Order of withdrawals: Taken first from variable side; once variable subaccount value is depleted then taken from risk control side. Risk control account value may also be withdrawn without charge or adjustment on risk control account maturity date.
Hardship withdrawals: If confined to nursing home or hospital for more than 180 days, or received diagnosis of terminal illness with life expectancy less than 12 months, may withdraw values without surrender charges.[2]
Market value adjustment (MVA): Applies to withdrawals from risk control accounts. May increase or decrease contract value depending on interest rate changes since start date.

Death Benefit

Full contract value, without surrender charge or MVA. Spouse beneficiary may be able to continue contract.[3]

Income Options

After two years,[4] can convert into steady stream of income:
Installment payments guaranteed for any period from 10 to 30 years.
Life income with steady monthly payments guaranteed for your lifetime.
Joint life income guaranteed for the lifetime of both you and a loved one.

[1] Diversification does not guarantee a profit or prevent a loss. Investment options are subject to market fluctuations, investment risk and possible loss of principal.
[2] In Pennsylvania, confinement period is 90 days for nursing home and 30 days for hospital care. In California, facility or home care has no waiting period and is available for full surrender only. Massachusetts does not offer nursing home or hospital waiver, and terminal illness is 24 months for full surrender only. In Washington, terminal illness is 24 months. New Jersey does not offer terminal illness waiver.
[3] In Illinois and New Jersey, civil union partners or domestic partners, depending on state law, are recognized as spouses to the extent allowed under federal tax law. In New Jersey, partners may continue the Horizon contract for up to 5 years. Consult a licensed tax professional for tax advice.
[4] In Florida, income can begin one year after issue.

Important Disclosures

Annuities are long-term insurance products designed for retirement purposes. Many variable annuities, including the MEMBERS® Horizon, offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. A current prospectus for the MEMBERS® Horizon should either precede or accompany this brochure. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. **All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.** Withdrawals may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges for the MEMBERS® Horizon Series B includes a contract fee of 1.50%, surrender charges of 0% to 9% and management fees that vary by Variable subaccount investment option.

Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by Index and by Risk Control account and can be adjusted annually on Risk Control account anniversary, subject to a minimum rate cap of 1.00% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the Variable subaccounts. You'll have 30 days after your Risk Control account anniversary to make this transfer.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an Index. If we substitute an Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the performance of your Risk Control accounts. We will not substitute an Index until approved by the insurance department in your state. We reserve the right to add or substitute a Risk Control account. We will notify you of any change in a Risk Control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your Risk Control account anniversary.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life). MEMBERS Life is a wholly-owned indirect subsidiary of CMFG Life. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. MEMBERS® Horizon is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

MEMBERS® Horizon is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life Insurance Company and any related products.

Insurance products are issued by MEMBERS Life, 2000 Heritage Way, Waverly, Iowa 50677. Variable products are underwritten and distributed by CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor. MEMBERS Insurance & Investments is the marketing name for products offered by MEMBERS Life and other leading carriers. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by the financial institution.** All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base policy form 2015-VA-B.